September 13, 2007
Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 R Street N.E.
Washington, D.C. 20549
Re:	Erie Indemnity Company Form 10-K for the Fiscal Year ended December 31, 2006 Filed on February 26, 2007 File No. 0-24000
Dear Mr. Rosenberg,
On behalf of Erie Indemnity Company (the “Company”) this letter is being submitted in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated August 22, 2007, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. We have carefully considered the Staff’s comments and have provided our responses below. For convenience, each of the Staff’s comments is shown below in bold text, followed by the Company’s response.
Background Information:
In order to provide additional context to our responses, we are providing the following background information concerning the Company’s operations and their bearing on our approach to information included in filings with the Securities and Exchange Commission.
The Company is a management company deriving the majority of its net revenue, cash flows and net assets from management services provided to Erie Insurance Exchange (the “Exchange”), which is a reciprocal insurance exchange organized under the laws of the Commonwealth of Pennsylvania. Management fees are earned for services provided to the Exchange and are based on premiums written by the various property/casualty insurance companies affiliated with the Company, herein after referred to as the Property and Casualty Group (as more fully described and defined in the Company’s Form 10-K).
As also disclosed in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section of the Company’s Form 10-K for the fiscal year ended December 31, 2006, approximately 62% ($186.4 million) of the Company’s income before taxes is derived from management operations. The remaining 38% is derived from the investment operations segment (34%) and the insurance underwriting operations segment, which contributed less than 5% to the Company’s income before taxes for 2006. Because the Property and Casualty Group premiums are the source for the Company’s revenues generated from its largest segment, management operations, the Company’s disclosures are extensive regarding the trends, risks and uncertainties with respect to written premium levels of the Property and Casualty Group.

The net results of the Company’s three wholly-owned property/casualty insurance subsidiaries comprise the Company’s insurance underwriting operations segment. These subsidiaries write policies and then cede 100% of the underwriting results to the Property and Casualty Group inter-company reinsurance pool under the terms of an inter-company reinsurance pooling arrangement. Approximately 17% of the premiums of the Property and Casualty Group are written by the Company’s three property/casualty insurance subsidiaries. Under the terms of the inter-company reinsurance pooling arrangement, 5.5% of the gross premium written and underwriting result of the Property and Casualty Group are assumed by the Company’s insurance subsidiaries. The risk inherent in the Company’s direct insurance underwriting operations and variability of the estimate for loss and loss adjustment reserves are substantially mitigated by this inter-company reinsurance pooling arrangement. As described in Item 1 of the Company’s 2006 Form 10-K management believes disclosure of the Company’s 5.5% (net) share of the loss and loss adjustment expense reserves is the most relevant information for an investor because this information ultimately reflects losses accruing to the Company’s property/casualty insurance subsidiaries.
The approach employed by the Company in developing its loss and loss adjustment reserves for IBNR entails development of a best estimate of IBNR for the entire (pooled) Property and Casualty Group, which is selected for each line of business based upon the judgment of the Company’s actuaries. Various point estimates of IBNR are developed by line of business for the entire Property and Casualty Group in selecting the best estimate of the reserves. After the best estimate reserves have been established for the Property and Casualty Group, IBNR is allocated to the five property/casualty insurers of the Property and Casualty Group, including the three property/casualty insurance subsidiaries of the Company, based on their relative direct earned premiums, which the Company believes to be a reasonable basis of allocation. Management does not develop specific IBNR reserve estimates for the Company on a gross basis because, under the inter-company reinsurance pooling arrangement, the Company will ultimately assume it’s 5.5% share of the pooled reserves and the difference between the gross reserves as computed and the net reserve is adjusted through the inter-company reinsurance receivable asset.
Management believes the estimate of the Company’s gross loss and loss adjustment expense reserves including IBNR is fairly stated in the context of the Company’s financial statements taken as a whole; however, as a result of allocating IBNR to the companies in the Property and Casualty Group based on earned premiums, the gross loss and loss adjustment expense reserve position of the Company does not reflect loss patterns unique to business written directly by the Company and IBNR point estimates around the best estimate for the Company are not produced on a gross basis.
The Company manages its net insurance underwriting results, not its direct (gross) results, and manages its capital levels and assesses the materiality of the variability of its insurance underwriting operations on a net basis. Management does not believe an analysis of the Company’s gross loss and loss expense reserve position by line of business and the variability of point estimates around the gross reserve as well as an analysis of case versus IBNR reserves is useful to the reader of the financial statements.

And in fact, that data is currently not produced by the Company in the management of its insurance underwriting operations.
The Company’s direct reserves for business originated by its property/casualty insurance subsidiaries totaled $1.1 billion at December 31, 2006 while its net exposure, after the effect of the inter-company reinsurance pooling arrangement is $199.1 million, as disclosed in the Financial Condition section of the MD&A. Of the total loss and loss adjustment expense reserve balances of the Property and Casualty Group and of the Company, over 85% of the liabilities relate to personal and commercial lines which have historically experienced limited variability in reserve developments or the key assumptions used in developing our reserve estimates. The effects of variability on the Company, as evaluated by management on a net basis, are immaterial to the Company’s financial position and results of operations. The single line of business for which material variability has been evident is in the Pre-1986 automobile catastrophic injury line. At December 31, 2006, the reserve carried by the Property and Casualty Group for the Pre-1986 automobile catastrophic injury liabilities was $285.0 million, which is net of $155.7 million of anticipated external reinsurance recoverables. The Company’s property/casualty insurance subsidiaries’ share of the net Pre-1986 automobile catastrophic injury liability reserve is $15.5 million at December 31, 2006.
With this background, we offer the following responses to the Staff’s comments.
Form 10-K for fiscal year ended December 31, 2006
Management’s Discussion and Analysis
SEC Comments 1a — 1e:
We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

SEC Comment 1a:
Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented. Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from claims reported.
Company Response 1a:
The table below presents the IBNR and case estimates as requested by the Staff, after consideration of the Company’s inter-company reinsurance pooling arrangement. This presentation does not consider other external reinsurance agreements. See the Background Information above regarding the Company’s process for managing variability and risk of our insurance underwriting business at the Property and Casualty Group level.

	Reserves as presented on the Statements of Financial Position, net of reinsurance recoverables
	12/31/2006			12/31/2005
	Case Reserves	IBNR		Case Reserves	IBNR
(in 000’s)	(claims reported)	Reserves	Total	(claims reported)	Reserves	Total
Private passenger auto	$31,666	$39,899	$71,565	$32,581	$44,015	$76,596
Pre-1986 automobile catastrophic injury	3,287	12,241	15,528	4,447	9,375	13,822
Homeowner	4,531	5,252	9,783	4,599	4,420	9,019
Workers compensation	16,607	22,378	38,985	15,243	22,378	37,621
Commercial multi-peril	6,610	17,027	23,637	5,631	15,700	21,331
Commercial auto	5,575	13,128	18,703	5,568	12,968	18,536
All other lines of business	7,959	12,925	20,884	7,704	5,116	12,820
Unpaid losses and loss adjustment expense reserves	$76,235	$122,850	$199,085	$75,773	$113,972	$189,745

The Pre-1986 automobile catastrophic injury line is the only line of business where the difference between the selected IBNR reserve point estimates and the high and low IBNR reserve point estimates would be material, on a net basis, to the Company’s results of operations, financial position and liquidity. The Pre-1986 automobile catastrophic injury line has a much greater level of variability due to the uncertainty surrounding future payments. Assumptions such as mortality rates, life expectancy and medical cost inflation rates for multiple years and decades in the future cause this higher level of variation. Given this particular line’s potential for material variability, management has included more specific disclosure in the 2006 “Critical Accounting Estimate” discussion within the MD&A.
The line of business with the next largest difference in IBNR reserve point estimates is workers compensation. However, the difference between the selected IBNR reserve point estimate and the high IBNR point estimate is $2.4 million on a net basis. Due to the immateriality of this amount to the Company’s reported results of operations, financial condition and liquidity, management does not believe additional disclosure is needed around any of our other lines of business. Accordingly, management believes the level of disclosure currently included in our Form 10-K is appropriate to provide meaningful information to the readers and users of the financial statements and thus, management is not proposing additional disclosure in future reports. If the variability in IBNR reserve estimates on other lines of business becomes material in the future we will include additional disclosures at that time.
SEC Comment 1b:
We acknowledge the information disclosed under “Development of direct loss reserve” on page 189. Please consider including similar information in your critical accounting estimates. The discussion should, for each of your key assumptions, quantify and explain what caused them to change from the assumptions used in the immediately preceding period. The discussion should show the link between what has happened to key assumptions in the past to what management is currently using as its key assumptions.
Company Response 1b:
As discussed in the Background Information provided above, we do discuss in the “Management Operations” segment of the Company’s MD&A, factors affecting the written premium levels of the Property and Casualty Group. The Company’s management fee revenues are based on a percentage of this premium. Due to the significance of this element, disclosure includes factors affecting the premium levels related to personal and commercial lines of business.
The Company’s insurance underwriting operations segment comprises less than 5% of the Company’s 2006 pre-tax operating income, however, disclosures in the 2006 and prior year filings in the “Development of direct loss reserve” section of the MD&A provides information by personal and commercial lines. While this level of detail was not warranted from a materiality perspective, management included these disclosures to provide additional information, that mirrored somewhat, the presentation in the management operations segment discussion.
In response to the Staff’s comment, and after giving further consideration to the relevance of the details provided, we will continue to focus our insurance underwriting disclosures on the line(s) of business where assumptions related to the development of loss reserves would have a material impact on the Company’s financial position and financial results; during the period 2003 through 2006 and currently in 2007 this continues to be the Pre-1986 catastrophic injury liability reserve. We will evaluate at each reporting period whether disclosure related to key assumptions utilized in developing loss reserves for other lines would be relevant from a materiality standpoint, on a net basis, to a user of the financial statements, due to changes in business, operations, or other factors. Related to the Pre-1986 catastrophic injury liability reserve, additional disclosure will be provided within the “Property/casualty insurance liabilities” section, on the key assumption for the medical inflation rate and we will quantify and discuss those factors, relevant in concluding on a modification in this key assumption from the immediately preceding period.
The proposed modified disclosures to be included in future filings are shown in bold below with deleted sections immediately following.
Critical accounting estimates
Property/casualty insurance liabilities
Reserves for property/casualty insurance unpaid losses and loss adjustment expenses reflect our best estimate of future amounts needed to pay losses and related expenses with respect to insured events. These reserves include estimates for both claims that have been reported and those that have been incurred but not reported. They also include estimates of all future payments associated with processing and settling these claims. Reported losses represent cumulative loss and loss adjustment expenses paid plus case reserves for outstanding reported claims. Case reserves are established by a claims handler on each individual claim and are adjusted as new information becomes known during the course of handling the claims. Incurred but not reported reserves represent the difference between the actual reported loss and loss adjustment expenses and the estimated ultimate cost of all claims. The process of estimating the liability for property/casualty unpaid loss and loss adjustment expense reserves is complex and includes a variety of actuarial techniques. This estimation process is based largely on the assumption that past development trends are an appropriate indicator of future events. Reserve estimates are based on our assessment of known facts and circumstances, review of historical settlement patterns, estimates of trends in claims frequency and severity, legal theories of liability and other factors. Variables in the reserve estimation process can be affected by 1) internal factors, including changes in claims handling procedures and changes in the quality of risk selection in the underwriting process, and 2) external events, such as economic inflation, regulatory and legislative changes. Due to the inherent complexity of the assumptions used, final loss settlements may vary significantly from the current estimates, particularly when those settlements may not occur until well into the future.
Our actuaries review reserve estimates for both current and prior accident years using the most current claim data, on a quarterly basis, for all direct reserves except the reserves for the pre-1986 automobile catastrophic injury liability that are reviewed semi-annually. These catastrophic injury reserves are reviewed semi-annually because of the relatively low number of cases and the long-term nature of these claims. For reserves that are reviewed semi-annually, our actuaries monitor the emergence of paid and reported losses in the intervening quarters to either confirm that the estimate of ultimate losses should not change, or if necessary, perform a reserve review to determine whether the reserve estimate should change. Significant changes to the factors discussed above, which are either known or reasonably projected through analysis of internal and external data, are quantified in the reserve estimates each quarter.
The reserve review process involves a comprehensive review by our actuaries of the various estimation methods and reserve levels produced by each. These multiple reserve point estimates are reviewed with management. Numerous factors are considered by the actuaries in setting reserve levels, including, but not limited to, the assessed reliability of key loss trends and assumptions that may be significantly influencing the current actuarial indications, the maturity of the accident year, pertinent claims frequency and severity trends observed over recent years, the level of volatility within a particular line of business and the improvement or deterioration of actuarial indications in the current period as compared to prior periods. Management records in the financial statements the amounts determined by the actuarial process, and has a practice of not modifying the actuarially determined values by other adjustments.
We also perform analyses to evaluate the adequacy of past reserve levels. Using subsequent information, we perform retrospective reserve analyses to test whether previously established estimates for reserves were reasonable. Our 2006 retrospective analysis indicated the Property and Casualty Group’s December 31, 2005 reserves had an estimated redundancy of $137 million, which was about 3.6% of total reserves. We do not consider this level of estimated redundancy unreasonable given the ongoing development of our claims reserves.
The Property and Casualty Group’s coverage that has the greatest potential for variation is the pre-1986 automobile catastrophic injury liability reserve. Automobile no-fault law in Pennsylvania before 1986 provided for unlimited medical benefits. The estimate of ultimate liabilities for these claims is subject to significant judgment due to variations in claimant health, mortality over time and health care cost trends. Because the coverage related to these claims is unique and the number of claims is less than 100, ultimate losses are estimated on a claim by claim basis. An annual payment assumption is made for each of these claimants who sustained catastrophic injuries and then projected into the future based upon a particular assumption of the future inflation rate and life expectancy of the claimant. At December 31, 2006, the reserve carried by the Property and Casualty Group for these pre-1986 automobile catastrophic injury liabilities, which is our best estimate of this liability at this time, was $285.0 million, which is net of $155.7 million of anticipated reinsurance recoverables. Our property/casualty insurance subsidiaries’ share of the net automobile catastrophic injury liability reserve is $15.7 million at December 31, 2006. The most significant variable in estimating this liability is medical cost inflation. Data from the Bureau of Labor Statistics suggest that the annual growth in industry medical claim costs has varied between 2% to 5% since 1996. This data shows that medical inflation has been highly variable over the past decade. Our medical inflation rate assumption in setting this for 2006 is for a 10% annual increase grading down 1% per year to an ultimate rate of 5%. In 2005, the medical inflation rate was assumed at a constant annual 5% rate. We modified this assumption in 2006 to reflect the current high level of inflation and factored in a 1% annual grade down assuming the current inflation levels cannot persist indefinitely. This change in inflation assumptions added $72.6 million to the Property and Casualty Group reserves. Each 100-basis point change in the medical cost inflation assumption would result in a change in net liability for us of $2.9 million.
We have historically minimized our use of ceded reinsurance. The only significant ceded reinsurance recoverable amounts arise from pre-1986 automobile catastrophic injury claims, as noted above, and from workers compensation claims before 1994 that had unlimited medical benefits coverage. Ceded recoveries are not significant to our results.
The following section represents disclosures the Company will no longer provide in future filings due to its lack of material impact on the remaining lines of business:

The quarterly reserve reviews incorporate a variety of actuarial methods and judgments and involve rigorous analysis. Multiple estimation methods are employed for each product line and product coverage combination analyzed at each evaluation date. Most estimation methods assume that past patterns discernible in the historical data will be repeated in the future, absent a significant change in pertinent variables. The various methods generate different estimates of ultimate losses by product line and product coverage combination for which there is no statistical probability associated. Thus there are no reserve ranges, but rather point estimates of the ultimate losses developed from the various methods.
Each estimation method has its own set of assumption variables and its own unique set of advantages and disadvantages. No single estimation method has proven to be universally superior for all product lines and product line combinations. The relative strengths and weaknesses of particular estimation methods can also change over time. Thus, the choice of particular estimation methods may change from one evaluation period to the next. We determine the best estimate of reserves through selecting the methods and specific assumptions appropriate for each line of business based on the current circumstances affecting that product line and product coverage combination. These selections incorporate input, as judged by the actuaries to be appropriate, from claims personnel, pricing actuaries and operating management on reported loss cost trends and other factors that could affect the reserve estimates. The methods that are given more influence vary by product coverage combination based primarily on the maturity of the accident quarter, the mix of business and the particular internal and external influences impacting the claims experience or the method.
The following is a discussion of the most common methods used.
Paid development — Paid loss development patterns are generated from historical data organized by accident quarter and calendar quarter, and applied to current paid losses by accident quarter to generate estimated ultimate losses. Paid development techniques do not use information about case reserves and therefore are not affected by changes in case reserving practices. These techniques are generally less useful for the more recent accident quarters of long-tailed lines since a low percentage of ultimate losses are paid in early periods of development.
Reported development — Reported loss (including cumulative paid losses and case reserves) development patterns are generated from historical data organized by accident quarter and calendar quarter, and applied to current reported losses by accident quarter to generate estimated ultimate losses. Compared to the paid development technique, the reported development technique has the advantage that a higher percentage of ultimate losses are reflected in reported losses than in cumulative paid losses. Accordingly, the reported development technique is estimating only the unreported losses rather than the total unpaid losses. Estimates from this technique are affected by changes in case reserving practices.
Combinations of the paid and reported methods are used in developing estimated ultimate losses for short-tail coverages, such as private passenger auto property and homeowners claims, and more mature accident quarters of long-tail coverages, such as private passenger auto liability claims and commercial liability claims, including workers compensation.
Bornhuetter-Ferguson — This method combines a reported development technique with an expected loss ratio technique. An expected loss ratio is developed through a review of historical loss ratios by accident quarter, as well as expected changes to earned premium, mix of business and other factors that are expected to impact the loss ratio for the accident quarter being evaluated. A preliminary estimate of ultimate losses is calculated by multiplying this expected loss ratio by earned premium. Bornhuetter-Ferguson is a method of combining the expected loss ratio ultimate losses and the reported development ultimate losses which places more weight on the reported development ultimate losses as an accident quarter matures. The Bornhuetter-Ferguson method is generally used on the first four to eight accident quarters on long-tail coverages because a low percentage of losses are paid in the early period of development.
Defense and cost containment expenses are estimated using either the paid development method or the Bornhuetter-Ferguson method depending on the maturity of the development period of the related loss.
SEC Comment 1c:
In addition, explicitly identify and discuss the key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.
Company Response 1c:
There were no assumptions that were premised on future emergence that were inconsistent with historical loss reserve development patterns as of December 31, 2006.
SEC Comment 1d:
In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.
Company Response 1d:
As stated in the Background Information above, the Company does not maintain information regarding the variability of the Company’s gross loss and loss adjustment expense reserves. Instead this information is produced for the entire Property and Casualty Group, and the materiality of the variability of the Company’s reserve position is managed on a net basis. The Company is comfortable that the disclosures concerning

Pre-1986 automobile catastrophic injury reserves are responsive within the context of the Company’s reported results of operations, financial position and liquidity.
SEC Comment 1e:
Describe management’s policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.
1. If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.
2. When such adjustments or reversal are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.
Company Response 1e:
Management does not have, nor has it had in the past, a policy for adjusting its loss and loss adjustment expense reserves to an amount that is different from the amount determined by its actuaries. Our practice has always been to record the actuarially determined estimates.
**********
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to respond to any further questions you or your staff may have. You may call me at (814) 870-2286.
Very truly yours,
Erie Indemnity Company
By:	/s/ Philip A. Garcia
Philip A. Garcia Executive Vice President and Chief Financial Officer
cc:	Ibolya Ignat, SEC — Staff Accountant Mary Mast, SEC — Senior Staff Accountant Ernst & Young